November 21, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Victor Rivera Melendez and James Lopez

Re:	Graf Acquisition Corp. IV Preliminary Proxy Statement on Schedule 14A Filed November 14, 2022 File No. 001-40427

Dear Mr. Melendez and Mr. Lopez:

On behalf of our client, Graf Acquisition Corp. IV, a corporation organized under the laws of the State of Delaware (the “Company”), we respond to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on November 14, 2022 (the “Preliminary Proxy Statement”), contained in the Staff’s letter dated November 18, 2022 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

United States Securities and Exchange Commission

November 21, 2022

Response: The Company respectfully advises the Staff that the Company’s Sponsor, Graf Acquisition Partners IV LLC, is not, is not controlled by, nor does it have substantial ties with, a non-U.S. person. Accordingly, the Company does not intend to make any additional disclosures in future filings.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	James Graf, Graf Acquisition Corp. IV